FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 14, 2019, announcing that Global Eagle places $5m order with Gilat's Wavestream for In-Flight Connectivity Transceivers.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 14, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Global Eagle places $5m order with Gilat's Wavestream for
In-Flight Connectivity Transceivers

Wavestream's high power 25 Watt Ku-band transceivers are line fit for Boeing 737 aircraft

Petah Tikva, Israel, November 14, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its subsidiary Wavestream received an order from Global Eagle Entertainment Inc. (NASDAQ: ENT) (“Global Eagle”) for approximately US$5 million for its industry-leading Ku-band 25W High-Power Transceiver (HPT) in support of In-flight connectivity (IFC). The Wavestream HPT are line fit for Boeing 737 aircraft.

Global Eagle delivers rich media content and seamless connectivity solutions to aircraft, ships and ground stations worldwide. To support the continued rollout of its airborne systems, it chose the Wavestream (Inflight Connectivity) IFC transceiver for its best-in-class quality and performance.

“We are pleased to support Global Eagle as they continue to provide their customers high quality connectivity,” said Bob Huffman, Wavestream’s General Manager. “This recent order reaffirms the industry leading position that Wavestream has in this market segment with this high-quality transceiver, that has already logged over 20 Million flight hours."

"Wavestream is a longtime partner of Global Eagle and a reliable high-power transceiver supplier for our inflight entertainment content, connectivity and digital media solutions," said Mike Pigott, SVP Connectivity, Global Eagle. "Having Wavestream’s quality in our end-to-end solution ensures our continual customer successes."

About Global Eagle
Global Eagle is the only international connectivity and media content experience organization. The company serves consumers beyond the reach of normal telecom and cable providers, bringing a digital world of connected entertainment to the Aviation, Maritime, Enterprise and Government markets. Through its intelligent leadership, investment in innovation and comprehensive product suite, it commands an envious position as an open platform single source provider and blended solution partner. NASDAQ-listed Global Eagle connects thousands of aircraft, ships and enterprise sites across the globe, combining a complete entertainment streaming solution. The company actively engages with humanitarian projects to support a better world bringing instant connectivity solutions to disaster incidents and areas of poverty. GlobalEagle.com.

About Wavestream
Wavestream, a Gilat subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net

Kate Beveridge, Ali Gibson and Katie Edgerley
8020 Communications – Global Eagle’s PR agency
btwty@8020comms.com
+44 1483 447380